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Exhibit 12.1

ELECTRO SCIENTIFIC INDUSTRIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS OF DOLLARS)

	Fiscal Year Ended
						Three Months Ended August 30, 2003
	May 31, 1999	June 3, 2000	June 2, 2001	June 1, 2002	May 31, 2003
Pre-tax income	10,980	59,872	149,930	(34,317)	(79,221)	(15,356)

Fixed charges:
Interest expense	158	223	4	3,725	7,457	1,927
Interest portion of rentals(1)	572	451	577	360	446	117

Total fixed charges	730	674	581	4,085	7,903	2,044

Earnings plus fixed charges	11,710	60,546	150,511	(30,232)	(71,318)	(13,312)

Ratio of earnings to fixed charges	16	90	259	(7)	(9)	(7)

(1)
Calculated as one-third of rentals, which is a reasonable approximation of the interest factor.

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  Exhibit 12.1
ELECTRO SCIENTIFIC INDUSTRIES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (AMOUNTS IN THOUSANDS OF DOLLARS)